Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges
(in thousands)

	Six Months Ended	Fiscal Year Ended June 30,
	December 31,
	2010	2010	2009	2008	2007	2006
Fixed Charges:
Interest expense	$64	$125	$249	$459	$537	$402
Capitalized interest	253	—	—	—	—	—
Estimate of interest within rental expense	187	184	228	194	216	185

Fixed Charges	504	309	477	653	753	587

Earnings:
Add:
Loss before income taxes	(17,604)	(29,748)	(517)	(8,537)	(8,969)	(8,220)
Fixed charges	504	309	477	653	753	587
Less:
Capitalized interest	(253)	—	—	—	—	—

Deficiency of earnings to cover fixed charges	$(17,353)	$(29,439)	$(40)	$(7,884)	$(8,216)	$(7,633)

Ratio of earnings to fixed charges[1]	—	—	—	—	—	—
1   Earnings for the six months ended December 31, 2010 and for the years ended June 30, 2010, 2009, 2008, 2007 and 2006 were inadequate to cover fixed charges and, accordingly, no ratio to fixed charges is disclosed for those periods.